FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of August 2003

Commission File Number 333-7182-01


                                   CEZ, a.s.

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                (Translation of registrant's name into English)


                               c/o Duhova 2/1444
                                140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Current Share of CEZ in Voting Rights in STE
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In connection with the mandatory tender offer in respect of participating securities in Stredoceska energeticka joint stock company (the tender offer was launched on June 2, 2003 and terminated on June 30, 2003), CEZ, a. s. has so far acquired, following the fulfillment of part of the instruction to buy-out shares, a 97.50 % share in the voting rights as of August 13, 2003.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.

                                           ------------------------
                                                 (Registrant)

Date: August 15, 2003

                                             /s/ Libuse Latalova
                                         By:______________________
                                                Libuse Latalova
                                       Head of Finance Administration